Exhibit 3.5


CHAPMAN AND CUTLER
111 WEST MONROE STREET
CHICAGO, ILLINOIS  60603
March 5, 1997
Fidelity Defined Trusts - Municipal Income
Trust, Series 1
c/o National Financial Services Corporation
82 Devonshire Street N7A
Boston, Massachusetts  02109-3614
The Chase Manhattan Bank
4 New York Plaza, 6th Floor
New York, New York 10004-2413
Re: Insured Pennsylvania Trust, Series 1
Gentlemen:
We have served as counsel for National Financial Services Corporation, Depositor of Fidelity Defined Trusts - Municipal Income Trust, Series 1 (the "Trust") in connection with the issuance of Units of fractional undivided interest in said Trust under a Trust Agreement dated March 5, 1997 (the "Indenture") among National Financial Services Corporation, as Depositor, and Portfolio Supervisor, Muller Data Corporation, as Evaluator and The Chase Manhattan Bank, as Trustee. The Units represent fractional undivided interests in the principal of and net income on obligations deposited in one of several separate trusts, including the above-captioned trust (the "Trust), will be evidenced by a certificate (the "Certificate") and will be sold to various investors (the "Unitholders"). Each separate trust will be administered as a distinct entity with separate certificates, investments, expenses, books and records.
We have examined certain laws of the State of Pennsylvania (the "STATE") to determine their applicability to the Pennsylvania Trust (the "TRUST") and to the holders of Units in the Trust who are residents of the State of Pennsylvania (the "UNITHOLDERS"). The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the State, any public authority, commission, board or other agency created by the State or a political subdivision of the State, or political subdivisions thereof (the "BONDS"). Distributions of income with respect to the Bonds received by the Trust will be made monthly.
Although we express no opinion with respect thereto, in rendering the opinion expressed herein, we have assumed that: (i) the Bonds were validly issued by the State or its municipalities, as the case may be, (ii) the interest thereon is excludable from gross income for federal income tax purposes, (iii) the interest thereon is exempt from Pennsylvania State and local taxes and (iv) the Bonds are exempt from county personal property taxes. This opinion does not address the taxation of persons other than full-time residents of Pennsylvania.
Based on the foregoing, and review and consideration of existing State laws as of this date, it is our opinion, and we herewith advise you, as follows:
(1) The Trust will have no tax liability for purposes of the personal income tax (the "PERSONAL INCOME TAX"), the corporate income tax (the "CORPORATE INCOME TAX") and the capital stock-franchise tax (the "FRANCHISE TAX"), all of which are imposed under the Pennsylvania Tax Reform Code of 1971, or the Philadelphia School District Investment Net Income Tax (the "PHILADELPHIA SCHOOL TAX") imposed under Section 19-1804 of the Philadelphia Code of Ordinances.
(2) Interest on the Bonds, net of Trust expenses, which is exempt from the Personal Income Tax when received by the Trust and which would be exempt from such tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Trust and distributed to such Unitholder. Interest on the Bonds which is exempt from the Corporate Income Tax and the Philadelphia School Tax when received by the Trust and which would be exempt from such taxes if received directly by a Unitholder, will retain its status as exempt from such taxes when received by the Trust and distributed to such Unitholder.
(3) Distributions from the Trust attributable to capital gains recognized by the Trust upon its disposition of a Bond issued on or after February 1, 1994, will be taxable for purposes of the Personal Income Tax and the Corporate Income Tax. No opinion is expressed with respect to the taxation of distributions from the Trust attributable to capital gains recognized by the Trust upon its disposition of a Bond issued before February 1, 1994.
(4) Distributions from the Trust attributable to capital gains recognized by the Trust upon its disposition of a Bond will be exempt from the Philadelphia School Tax if the Bond was held by the Trust for a period of more than six months and the Unitholder held his Unit for more than six months before the disposition of the Bond. If, however, the Bond was held by the Trust or the Unit was held by the Unitholder for a period of less than six months, then distributions from the Trust attributable to capital gains recognized by the Trust upon its disposition of a Bond issued on or after February 1, 1994 will be taxable for purposes of the Philadelphia School Tax; no opinion is expressed with respect to the taxation of any such gains attributable to Bonds issued before February 1, 1994.
(5) Insurance proceeds paid under policies which represent maturing interest on defaulted obligations will be exempt from the Corporate Income Tax to the same extent as such amounts are excluded from gross income for federal income tax purposes. No opinion is expressed with respect to whether such insurance proceeds are exempt from the Personal Income Tax or the Philadelphia School Tax.
(6) Each Unitholder will recognize gain for purposes of the Corporate Income Tax if the Unitholder redeems or sells Units of the Trust to the extent that such a transaction results in a recognized gain to such Unitholder for federal income tax purposes and such gain is attributable to Bonds issued on or after February 1, 1994. No opinion is expressed with respect to the taxation of gains realized by a Unitholder on the sale or redemption of a Unit to the extent such gain is attributable to Bonds issued prior to February 1, 1994.
(7) A Unitholder's gain on the sale or redemption of a Unit will be subject to the Personal Income Tax, except that no opinion is expressed with respect to the taxation of any such gain to the extent it is attributable to Bonds issued prior to February 1, 1994.
(8) A Unitholder's gain upon a redemption or sale of Units will be exempt from the Philadelphia School Tax if the Unitholder held his Unit for more than six months and the gain is attributable to Bonds held by the Trust for a period of more than six months. If, however, the Unit was held by the Unitholder for less than six months or the gain is attributable to Bonds held by the Trust for a period of less than six months, then the gains will be subject to the Philadelphia School Tax; except that no opinion is expressed with respect to the taxation of any such gains attributable to Bonds issued before February 1, 1994.
(9) The Bonds will not be subject to taxation under the County Personal Property Tax Act of June 17, 1913 (the "PERSONAL PROPERTY TAX"). Personal property taxes in Pennsylvania are imposed and administered locally, and thus no assurance can be given as to whether Units will be subject to the Personal Property Tax in a particular jurisdiction. However, in our opinion, Units should not be subject to the Personal Property Tax. Unitholders should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the Personal Income Tax, the Corporate Income Tax or the Philadelphia School Tax.
We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from federal or state income taxation of interest on the Bonds if interest thereon had been received directly by a Unitholder.
Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Pennsylvania law. Ownership of the Units may result in collateral Pennsylvania tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement (File No. 333-21085) relating to the Units referred to above and to the use of our name and to the reference of our firm in said Registration Statement and in the related Prospectus.
  Respectfully submitted,
  CHAPMAN AND CUTLER